767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

September 29, 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention: John Dana Brown

Re:	Dave & Buster’s Entertainment, Inc. Amendment No. 2 to Registration
Statement on Form S-1 Filed September 8, 2014 (File No. 333-198641)

Dear Mr. Brown:

On behalf of our client, Dave & Buster’s Entertainment, Inc., a Delaware corporation (the “Company”), we are submitting herewith electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 of the Company (File No. 333-198641) (the “Registration Statement”). In connection with such submission, set forth below is the Company’s response to the comment of the Staff communicated in its letter addressed to the Company, dated September 19, 2014. We are sending to the Staff under separate cover courtesy copies of Amendment No. 2, including copies marked to show the changes effected by Amendment No. 2.

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such response are to page numbers in Amendment No. 2.

Securities and Exchange Commission

September 29, 2014

Management’s Discussion and Analysis, page 47

Critical Accounting Policies and Estimates, page 68

1.	Please consider revising your Critical Accounting Policies and Estimates section of MD&A to add a discussion on the estimates and assumptions used in accounting for stock compensation. In this regard, we note that historically, you have issued stock compensation in the form of service-based and performance-based stock options to employees, outside directors and consultants. We also note from your disclosure on pages 94 and 106 that in connection with the offering, you intend to grant certain officers options to purchase shares of common stock. We believe that your disclosure in this section should include the following:

•	The methods that management used to determine the fair value of the company’s shares and the nature of the material assumptions involved. For example, companies using the income approach should disclose that this method involves estimating future cash flows and discounting those cash flows at an appropriate rate.

•	The extent to which the estimates are considered highly complex and subjective.

•	The estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Additionally, please revise your discussion in MD&A to disclose the nature and amount of stock options that are expected to be issued in connection with the offering. Your disclosure should include the nature of all significant terms of the options and the expected impact on your results of operations in the future.

The Company has revised its disclosure on pages 50 and 71-73 in response to the Staff’s comment.

Should any questions arise in connection with the submission or this response letter, please contact the undersigned at (212) 310-8893.

Sincerely yours,

/s/ Corey R. Chivers

Corey R. Chivers

Weil, Gotshal & Manges LLP

cc:	Stephen M. King
Chief Executive Officer
Dave & Buster’s Entertainment, Inc.